Press Information

FOR IMMEDIATE RELEASE
NASDAQ SYMBOL MXIM

Contact: Mark Casper, Associate General Counsel
(408) 737-7600

NASDAQ'S BOARD OF DIRECTORS GRANTS STAY REGARDING MAXIM COMMON STOCK

SUNNYVALE, CA–July 17, 2007–Maxim Integrated Products, Inc. (NASDAQ: MXIM) announced that on July 13, 2007 it received a letter from The NASDAQ Stock Market LLC advising that in response to a request by the Company, the Board of Directors of The NASDAQ Stock Market LLC (the "NASDAQ Board"), pursuant to its discretionary authority under Marketplace Rule 4809, has called for review the July 9, 2007 decision of the NASDAQ Listing and Hearing Review Council (the "Listing Council") regarding the Company.

In the interim, the NASDAQ Board has determined to stay the Listing Council's decision to suspend the Company's securities from trading. Consequently, Maxim's common stock will remain listed on the NASDAQ Stock Market pending further consideration by the NASDAQ Board.

Maxim is seeking to regain compliance with NASDAQ's listing requirements as soon as practicable.

About Maxim
Maxim Integrated Products is a leading international supplier of quality analog and mixed-signal products for applications that require real world signal processing.

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Except for statements of historical fact, the statements in this press release are forward-looking under the Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements regarding the Company's intention to regain compliance with all NASDAQ listing requirements as soon as practicable. The forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. The potential risks and uncertainties include, among others, the fact that the SEC inquiry relating to the Company's historical stock option grants and practices is ongoing, that Maxim is unable to predict with certainty when it may be able to file any future SEC reports; uncertainty of the Company's ability to file the required reports with the SEC within the timeframes necessary to prevent delisting of its common stock on NASDAQ; the risk that the review undertaken by the United States Attorney for the Northern District of California relating to the Company's historical stock option grants and practices is ongoing; the risk that the matters described in this press release could divert management's attention from operations; and the fact that expenses arising from the independent stock review and inquiries made by governmental agencies, the financial statement restatement, related litigation and other associated activities are expected to be significant.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

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